UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549
                          SCHEDULE 13D
            UNDER THE SECURITIES EXCHANGE ACT OF 1934

                   Environmental Power Corporation
                        (Name of Issuer)

                         COMMON STOCK
                 (Title of Class of Securities)

                          29406L 10 2
                         (CUSIP Number)

                         John P. O'Shea
                         100 Wall Street
                        New York, NY 10005
                          212-878-6500
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                         September 29, 2003
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box o.

Check the following box if a fee is being paid with the statement
o. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

                              1


                          SCHEDULE 13D
CUSIP No.  29406L 10 2



1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          John P. O'Shea

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP          (a)  [   ]

               (b)  [ x ]

3         SEC USE ONLY

4         SOURCE OF FUNDS

          PF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)    [    ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

Number of            7    SOLE VOTING POWER
Shares Owned
By Each                    1,610,000 shares
Reporting
Person
With
                     8    SHARED VOTING POWER

                             NONE

                     9    SOLE DISPOSITIVE POWER

                           1,610,000 shares

                     10   SHARED DISPOSITIVE POWER

                             NONE

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
            1,610,000

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
                                                     [      ]


13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.39%

14         TYPE OF REPORTING PERSON

            IN



Item 1.   SECURITY AND ISSUER.
          -------------------

          Common Stock, $0.01 par value per share of Environmental
Power Corporation, a Delaware corporation (the "Company"). The address of the Company's principal executive office is One Cate Street,4th Floor, Portsmouth, NH 03801.


Item 2.    IDENTITY AND BACKGROUND.
           -----------------------

           (a) The person filing this Schedule 13D is John P. O'Shea.

           (b) Mr. O'Shea's address is c/o Westminster Securities
Corporation, 100 Wall Street, 7th Floor, New York, NY  10005.

           (c) Mr. O'Shea is President of Westminster Securities
Corporation, a full service broker-dealer located at 100 Wall Street, 7th Floor, New York, NY 10005.

           (d) Criminal proceedings - None.

           (e) Civil proceedings - None.

           (f) Mr. O'Shea is a citizen of the United States.


Item 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
           -------------------------------------------------

           Mr. O'Shea acquired shares of the Company's common stock in the following transactions: (i) 135,383 shares on July 23, 2001 as part of a Share Exchange agreement in which he exchanged shares of Microgy Cogeneration Systems, Inc. originally purchased for $150,012; (ii) 212,313 shares acquired February 28, 2003 as part of a settlement agreement (unrelated to the Company), for a consideration value of $32,609; (iii) 66,667 shares on July 24, 2003 in a private transaction for a purchase price of $14,020.07;
(iv) 540,000 shares in a private transaction closing on July 31, 2003 for a purchase price of $108,000; and (v) 655,637 shares in various open market purchase at prices ranging from $0.19 to $1.00 per share from March 17, 2003 through October 2, 2003, at an aggregate purchase price of $213,907.16. All purchases were paid for with personal funds.


Item 4.    PURPOSE OF TRANSACTION.
           ----------------------

           Mr. O'Shea acquired the shares of the Company's common stock described above for investment purposes only.


Item 5.    INTEREST IN SECURITIES OF THE ISSUER.
           ------------------------------------

           (a) As of October 2, 2003, Mr. O'Shea owned 1,610,000 shares of the Company's common stock, representing approximately 7.39% of the issued and outstanding shares of Common Stock of the Company (based on 21,791,279 shares outstanding as described in the Company's quarterly report for period ended June 30, 2003).

           (b) Mr. O'Shea has sole voting and sole dispositive power with respect to the 1,610,000 shares of the Company's common stock owned by him.

           (c) None, except as described in Item 3 above.

           (d) Not applicable.

           (e) Not applicable.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

NONE

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

NONE.


                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: October 14, 2003


By: /S/ John P. O'Shea
-------------------------------------------
John P. O'Shea